

July 25, 2014

Via E-mail
Gordon A. Wilson
President and Chief Executive Officer
Travelport Worldwide Limited
300 Galleria Parkway
Atlanta, GA 30339

> **Re:** **Travelport Worldwide Limited**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed July 16, 2014**
> **File No. 333-196506**

Dear Mr. Wilson:

We have reviewed your registration statement and have the following comments.

Our Industry, page 6

1. We note your response to prior comment 14 and reissue in part. Please also revise your disclosure to include a brief discussion of the changing distribution models for travel services and the impact such changes may have on your business.

Taxation, page 165

2. It appears that you have included a discussion of the material tax consequences to investors and that tax opinions from legal counsel will be provided. Please revise to remove the statement on page 166 which provides that the discussion is "for informational purposes only." Investors are entitled to rely on the opinions as expressed. Please revise this section throughout to remove these inappropriate disclaimers and limitations on reliance. For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19. When available, please file the opinions from legal counsel with your registration statement.

Part II

Item 15. Recent Sales of Unregistered Securities

3. We note the disclosures on page 13 which disclosed recent sales of unregistered securities since June 2014. Please revise to provide the information required under Item 701 of Regulation S-K and the exemption from registration relied upon.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at (202) 551-3267 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

Cc: Eric J. Bock, Esq.
        Travelport Worldwide Limited
        Joshua N. Korff, Esq.
        Kirkland & Ellis LLP